Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-182302

October 5, 2012

METHES ENERGIES INTERNATIONAL LTD.

On October 5, 2012, Methes Energies International Ltd. filed Amendment No. 4 to its Registration Statement on Form S-1 (Commission File No. 333-182302) (the "Registration Statement") to update certain terms of its initial public offering and related disclosures. The following information supplements and updates the information contained in the preliminary prospectus dated August 30, 2012 included in Amendment No. 2 to the Registration Statement relating to these securities.

The preliminary prospectus has been updated by Amendment No. 4 to the Registration Statement, which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1436549/000093041312005610/c70065_s1a.htm

This free writing prospectus is only a summary of the changes included in Amendment No. 4 to the Registration Statement and should be read together with Amendment No. 4 to the Registration Statement.

The initial public offering price of the units	$5.00

Number of units offered:	700,000 (excluding the representative's option to purchase up to 105,000 additional units to cover over-allotments)

Common stock to be outstanding after the offering:	6,693,169 (assuming that the representative does not exercise its option to purchase up to 105,000 additional units to cover over-allotments)

Net proceeds to us:	At an initial public offering price of $5.00 per unit, after deducting the estimated expenses of this offering, including the underwriting discount of $315,000, the representative’s non-accountable expense allowance of $105,000 and other estimated offering expenses of $180,000, we estimate that the net proceeds to us from this offering will be approximately $2,900,000. If the representative exercises the over-allotment option in full, we estimate that the net proceeds of the offering will be approximately $3,377,750.

Use of proceeds:

We expect to use the proceeds of the offering as follows:

•         $1,500,000 for the purchase of production and storage equipment and upgrade of rail tracks at our Sombra facility

•         $600,000 for marketing and sales to expand our network and sell processors to new and existing network members and others

•         $800,000 for working capital and general corporate purposes

Recent development:	Our Sombra plant received United States EPA approval on October 4, 2012, and we expect to begin full-scale commercial operation of the Sombra plant in October 2012.

Pro forma as adjusted balance sheet:

As of May 31, 2012, on a pro forma as adjusted basis giving effect to the following: (i) the issuance of 33,898 shares of common stock subsequent to May 31, 2012 for $260,000 to complete a $1,985,050 private placement; and (ii) the issuance of 700,000 shares and the receipt of approximately $2,900,000 of net proceeds from this offering:

•         Cash and cash equivalents would have been $3,670,352

•         Working capital would have been $1,212,998

•         Total assets would have been $12,748,153

•         Total liabilities would have been $3,623,180

•         Stockholders’ equity would have been $9,124,973

Pro forma as adjusted capitalization:

As of May 31, 2012, on a pro forma as adjusted basis giving effect to the following: (i) the issuance of 33,898 shares of common stock subsequent to May 31, 2012 for $260,000 to complete a $1,985,050 private placement; and (ii) the issuance of 700,000 shares and the receipt of approximately $2,900,000 of net proceeds from this offering:

•         Additional paid-in capital would have been $16,605,079

•         Accumulated deficit would have been ($7,486,799)

•         Total stockholders’ equity would have been $9,124,973

Dilution:	After giving effect to the sale of the units by us in this offering at the initial public offering price of $5.00 per unit, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of May 31, 2012 would have been approximately $8,733,257, or $1.30 per share of common stock. This represents an immediate increase in net tangible book value of $0.33 per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $3.70, or 74%, per share to new investors purchasing units in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus relating to this offering may be obtained directly from the Paulson Investment Company, telephone: (503) 243-6000. The latest prospectus is also available at the following link: http://www.sec.gov/Archives/edgar/data/1436549/000093041312005610/c70065_s1a.htm.